Exhibit 99.1

BioBlast Announces The Start Of A Phase 3 Study For Cabaletta In Oculopharyngeal Muscular Dystrophy (OPMD)

New Pivotal Study Reflects Positive Signals Reported From The Current HOPEMD Study, Which Will Be Closed Out At 25 patients

TEL AVIV, Israel, June 15, 2015– BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage orphan disease-focused biotechnology company, announced today the start of a Phase 3 pivotal study in the USA and Canada for Cabaletta (trehalose) in Oculopharyngeal Muscular Dystrophy (OPMD).

Colin Foster, BioBlast’s President and CEO said, “We see positive signals in a consequential number of the 25 treated patients currently enrolled in our open label HOPEMD study, with respect to various muscle and other performance tests. These positive signals lead us to believe that the clinical study duration required to demonstrate efficacy may be considerably shorter than we initially predicted.

“Based upon various in vivo and cellular models of disease, we had initially expected to slow the deterioration of the disease over a period of 18 months in the HOPEMD study. Instead, we have seen evidence of improvement in a number of the functional measures within approximately the first six months.

“While we had expected that we would see a reduction in the rate of decline for these patients, we were very pleased to note in several muscle group strength tests, functional muscle tests, and the drinking test as well as several patient reported outcome measures, there were significant improvements over baseline levels. These are interim results and a randomized open label study should be cautiously interpreted. Nevertheless we are encouraged by these findings and hope to see that this positive signal continues as the study progresses.

“As a result, we have made the decision to initiate a 12 month, placebo-controlled, multi-center Phase 3 study in the next quarter that will begin enrolling approximately 60 OPMD patients in the USA and Canada into this new trial. We have stopped enrollment in the HOPEMD trial at twenty-five patients -- we had originally intended to enroll 70 patients. New OPMD patients will now be enrolled in the Phase 3 pivotal study. We anticipate that this Phase 3 study will be completed by the end of 2016, and because of its shorter duration, will provide results at the same time as the HOPEMD study.

“Consequently, we believe this new Phase 3 study will expedite our OPMD program towards a regulatory filing.”

About Oculopharyngeal Muscular Dystrophy (OPMD)

OPMD is a rare inherited myopathy characterized by dysphagia (difficulty in swallowing), the loss of muscle strength and weakness in multiple parts of the body. Patients typically suffer from severe dysphagia, ptosis (eye lid drooping), tongue atrophy, proximal lower limb weakness, dysphonia (altered and weak voice), limitation in looking upward, facial muscle weakness and proximal upper limb weakness. The disease is most often diagnosed in the fifth-sixth decade of life and progresses throughout the patient’s life. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, become dehydrated and suffer from repeated incidents of aspiration pneumonia. These last two are often the cause of death.

There is no medical treatment or, to our knowledge, potential cure for OPMD. Current therapeutic strategies are confined to surgical interventions that have limited efficacy and need to be repeated.

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company has a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable genetic orphan diseases.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss that the required duration of our clinical trials necessary to demonstrate efficacy, the progress, design, timing, completion and announcing of results of our clinical trials, that certain clinical trials may lead to regulatory approval or that such trials may be considered pivotal, that our diverse portfolio of product candidates has the potential to address unmet medical needs for incurable genetic orphan diseases, or that our platforms potentially address unmet medical needs and offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in BioBlast Pharma’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:

U.S. Investor Contact

Andrew McDonald

Founding Partner

LifeSci Advisors, LLC

Andrew@LifeSciAdvisors.com

646-597-6987